SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 14 November 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------








November 14, 2007

BP Makes Major Gas Discovery in Azerbaijan's Shah Deniz Field

BP, on behalf of the Shah Deniz partnership, announced today a further major new gas-condensate discovery in the Shah Deniz field in the Caspian Sea. The SDX-04 appraisal and exploration well, some 70 kilometres south east of Baku, discovered a new high pressure reservoir in a deeper structure below the currently producing reservoir.

The well was drilled to a Caspian-record depth of more than 7,300 metres in the south western part of Shah Deniz.

The exploration discovery represents a potentially significant find. There will be appraisal to fully delineate the new structure in the next few years.

In addition, during the appraisal phase, the well encountered gas condensate in the currently producing horizons extending the field to the south. Test flows were at the maximum capacity of the on-board equipment of 35 million standard cubic feet a day (1 million standard cubic meters a day). Results confirm sufficient gas at Shah Deniz for a second stage of development. Although further work is required to define this second phase it will likely be similar or larger than stage 1 -- 8.6 bcma (billion cubic metres a year).

"The SDX-04 well is a major achievement and it justifies our plans for the next stage of development of the field. I am proud to say that the results of the well prove that it was worth making the effort to complete and test the deepest well ever drilled in the Caspian as we met both the appraisal and exploration objectives set for it," said Bill Schrader, President of BP Azerbaijan.

"We believe the results have significantly added to our understanding of the entire field. Such a deep, high pressure reservoir will require new technologies that are presently under development in the industry. This is a tremendous success for the Shah Deniz partnership and for Azerbaijan," Schrader added.

The parties to the Shah Deniz production sharing agreement (PSA) are: BP (operator - 25,5%), StatoilHydro (25,5%), the State Oil Company of Azerbaijan Republic (SOCAR - 10%), LUKOil (10%), NICO (10%), Total (10%), and TPAO (9%).

Notes to editors

The previous three exploration and appraisal wells, started in 1999, (SDX-01, SDX-02 and SDX-03) were designed to appraise and delineate the now producing stage 1 reserves in northern flank of the field. They focused on two structures
- the Fasila Suite and the Balakhany VIII interval.

The Shah Deniz field lies in water depths between 50 metres and 600 metres, some 70 kilometres south east of Baku. The Shah Deniz PSA was ratified on October 17, 1996.

Further enquiries:
Tamam Bayatly, BP Azerbaijan, Baku: +994 12 4970 000
fax: +994 12 4979 736



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 14 November 2007                       /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary